Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This communication was distributed by AMR Corporation to certain employees on February 22, 2013 via e-mail.

To American Managers Levels 3+

Subject: Important Merger-related Communication Guidelines

Summary

In the week since American announced its plan to merge with US Airways, no doubt you have received many questions from your team and talked with them about what this means and what lies ahead. Communication is vital during this transition, and your leadership is appreciated!

As a reminder, all communications relating to the proposed merger until the merger closes must strictly adhere to SEC Rule 425, which requires that all written statements by or on behalf of American that relate to the merger and could reach a public audience be filed with the SEC on the day the communications are used. To avoid any SEC violations, which include expensive fines and other legal penalties, you’re encouraged to rely on the Communications department to provide all written communications relating to the merger.

Here’s some more information on the process, what’s expected of you, and how to navigate through the months ahead.

Guidance for All Leaders

•	As leaders of the company, communication with your people is crucial to making this merger a success. Supporting your teams during this period of change is important and appreciated.

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It’s key to remember that until the merger closes, which is expected to occur in the third quarter, all merger-related communications issued by the company and its leaders must comply with SEC Rule 425.

•	This rule requires that every written statement related to the transaction that could reach a “public” audience be filed with the SEC on the same day it is first used or published.

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SEC Rule 425 applies to all written communications including leaders’ blogs, decks, comments you may make on Jetnet, emails to your large team and even daily news stories that you might want to distribute to your people. It can also include calls with large audiences, in which case a transcript will need to be created and filed.

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The determination of which public written communications must be filed can be tricky – luckily, a special Rule 425 Compliance team has been set up to determine which communications must be filed with the SEC so that you don’t have to. You can reach them through the Communications team if needed.

•	You can and should freely communicate with your people about daily business and the operation, which is not merger-related and not subject to Rule 425.

•	You can also verbally discuss merger-related topics with your people, listen to their questions and understand their concerns. This is a good time to have more face-to-face conversations.

•	However, please refrain from creating your own merger-related written communication in email, new Jetnet, social media, video or any other written medium.

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Instead, you’re encouraged to rely on American’s Communications Team to issue approved materials to ensure communications are properly filed and there are no SEC violations. If there are areas where you need additional support, please contact Communications, who can help address your needs.

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You can also direct your people to new Jetnet for information about the merger. They can ask questions if they don’t find what they are looking for and new answers are being posted on a regular basis and are being filed so you don’t have to worry about it.

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The additional legal review and filing process does add to the turn time for some materials and responses to questions to be posted to new Jetnet, but the Communications team is working as quickly as possible.

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Penalties for violation of the SEC’s restrictions can include delay of the deal, injunctive relief, and in egregious cases, civil fines and other penalties, so it’s important that we each do all we can to ensure we comply.

Resources

•	Go to the Merger space on new Jetnet for more information about American’s and US Airways’ planned merger.

Subject Matter Expert Communications, Corp.Comm@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.